July 25, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Mailstop 3561
Washington, DC 20549
Attention     Mr. Justin Dobbie

Re Sensory Performance Technology, Inc.
Offering Statement on Form 1-A
Filed August 29, 2016  File No. 024-10604
Dear Mr. Dobbie:

Pursuant to Rule 477 promulgated under the Securities
Act of 1933, as amended (the Securities Act), Sensory
Performance Technology, Inc., a Delaware corporation
(the Company), hereby requests that the U.S.
Securities and Exchange Commission (the Commission) consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Companys Offering Statement on Form 1-A (File
No. 024-10604), dated August 29, 2017 (together with all exhibits thereto, the Offering Statement). The
Company has determined to withdraw the Offering
Statement because it has reincorporated under a new entity, in order to take advantage of additional markets and opportunities for our technology

Accordingly, the Company is withdrawing the Offering
Statement. We believe that withdrawal of the previously filed Offering Statement will avoid confusion and is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act. The Company confirms that no securities of the Company were sold pursuant to the prior Offering Statement.

Please send copies of the written order granting withdrawal of the Offering Statement to the undersigned at Sensory Technology Inc, 1528 Meadow
Lane, Grand Haven, MI 49417. If you have any questions regarding the foregoing application for withdrawal, please call Kim Lavine at (616) 502-7296

Thank you and kind regards,

Sensory Performance Technology, Inc

By /s/ Kim Lavine
Kim Lavine - CFO